Exhibit (a)(5)(clxlxi)

For Immediate Release

Contact:	Bob Wynne

Oracle Corp.

(650) 506-5834

bob.wynne@oracle.com

Oracle To Close Acquisition Of PeopleSoft On Friday

PeopleSoft Stockholders Tender More Than 97 Percent Of Shares

REDWOOD SHORES, Calif., January 6, 2005 — Oracle Corporation (NASDAQ: ORCL) today announced that it will complete its acquisition of PeopleSoft, Inc. (NASDAQ: PSFT) Friday and is moving ahead quickly with the integration of the two companies.

Oracle’s subsequent offering period under its tender offer to purchase all of the outstanding shares of PeopleSoft, Inc. (NASDAQ: PSFT) expired at 8 pm New York City time on January 6, 2005. Including those shares tendered in the initial offering period, PeopleSoft stockholders have now tendered approximately 388,679,045 shares or more than 97 percent of PeopleSoft’s outstanding stock. Oracle has accepted for payment all shares tendered in the offer.

The merger will occur on Friday, January 7. All remaining outstanding PeopleSoft shares, other than those held by stockholders who properly perfect appraisal rights under Delaware law, will be converted in the merger into the right to receive $26.50 per share in cash. Following the merger, PeopleSoft will be a wholly-owned subsidiary of Oracle.